Exhibit 99.1

Silynxcom and 3M PELTOR Strengthen Collaboration to Deliver Next Generation Headset Solutions

Netanya, Israel, April 01, 2024 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices as well as other communication accessories, today announced an expansion of its ongoing collaboration with 3M™ PELTOR™ (“Peltor”).

Peltor is recognized as the world leader manufacturer of over-the-ear headsets. Known for its commitment to innovation and quality, Peltor’s products are designed to meet the rigorous demands of various environments, ensuring reliability and performance.

Peltor and Silynxcom agreed to expand their mutual convertion distributor agreement to include Peltor’s latest innovative product – the Peltor ComTac™ VIII Headset. The ComTac VIII Headset offers improved sound protection, hardware design and user application. The ComTac VIII Headset represents the pinnacle of Peltor’s engineering excellence. Engineered for both communication and protection, the ComTac VIII Headset features advanced technology to enhance auditory situational awareness in noise-intense environments.

This expansion underscores the commitment of both companies to providing cutting-edge communication solutions for tactical and operational environments.

Silynxcom has been adapting Peltor’s over-ear headsets to integrate with its advanced tactical systems, including push-to-talk control boxes. This collaboration has enabled the seamless integration of Silynxcom’s sophisticated communication systems with Peltor’s headsets, offering users a wide choice of operational solutions and improved effectiveness.

About Silynxcom Ltd.

For over a decade, the Company been developing, manufacturing, marketing, and selling ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations and weapons training courses. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company’s headset devices are compatible and easily integrate with various communication equipment devices currently being used by tens of thousands of military and law enforcement personnel in leading military and law enforcement units around the globe. The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units around the world. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses that the Company aims to make the In-Ear Headset system available to existing customers while engaging with potential new customers and markets. Forward-looking statements are based on Silynxcom’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the Company’s public offering filed with the United States Securities and Exchange Commission on January 11, 2024. Forward-looking statements contained in this announcement are made as of the date of this press release and Silynxcom undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact:

Silynxcom Ltd.
ir@silynxcom.com